SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

2009 APR -9 P 1:07

[redacted]

09045837

7 April 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 6 April 2009 which we released to The Stock Exchange of Hong Kong Limited on 6 April 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

p.p. Cheung

Tracy Kong
Assistant Company Secretary

Encl

4/13

E:\bryant\Bermuda\SL Asia\Chg of dir\ARH\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

CHANGE IN DIRECTOR'S INFORMATION

The Company would like to announce that it has been informed by one of its independent non-executive directors, Mr. Alexander Reid Hamilton, that, on 3 April 2009, the Commercial Crime Bureau of the Hong Kong Police Force executed a search warrant requiring CITIC Pacific Limited and its directors to provide certain information. The search warrant is related to an investigation of alleged offences namely: (i) false statements by company directors; and/or (ii) conspiracy to defraud under the common law. There have not been any charges or arrests made by the Police. Mr. Hamilton is an independent non-executive director of CITIC Pacific Limited. The investigation by the Hong Kong Police Force is related to the affairs of CITIC Pacific Limited and it is not related to the affairs of Shangri-La Asia Limited, whether directly or indirectly.

This announcement is made pursuant to Rule 13.51B(2) of the Listing Rules.

For and on behalf of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 6 April 2009

As at the date of this announcement, the board of directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Madhu Rama Chandra Rao and Mr. Giovanni Angelini as Executive Directors; Mr. Ho Kian Guan, Madam Kuok Oon Kwong, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man, BBS, JP, and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*

Exemption File no. : 82-5006

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2009 APR -9 P 1:06

7 April 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 7 April 2009 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

Encl.

E\vw\SL Asia\Connected Transaction\ltr_ADR.doc.11

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotel Public Company Limited ("SHPCL") is a company listed on the Stock Exchange of Thailand ("SET") and a 73.61% owned subsidiary of Shangri-La Asia Limited. SHPCL released to SET an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Kuok Khoon Loong, Edward
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao
Mr. Giovanni Angelini

Non-Executive Directors
Mr. Ho Kian Guan
Madam Kuok Oon Kwong
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 7 April 2009

* *For identification purpose only*

To : Managing Director
The Stock Exchange of Thailand

Date : April 7, 2009

Re : Change of Meeting Room for the Annual General Meeting of Shareholders No. 15

Dear Sirs,

Shangri-La Hotel Public Company Limited ("the Company") would like to inform you that it will change the meeting room for holding the Annual General Meeting of Shareholders No. 15 from Brunei Room, 3rd Floor, Chao Phya Tower, Shangri-La Hotel, Bangkok to **The Garden Gallery Room, Level 1, Shangri-La Wing**, Shangri-La Hotel, Bangkok. The date and time of the meeting will remain unchanged as on 28th April, 2009 at 10.00 a.m..

Yours faithfully,

(Mrs. Pavinee Meensuk)
Director and Company Secretary